SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K for August 5, 2003

The BOC Group plc

Chertsey Road, Windlesham,
Surrey GU20 6HJ
England

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Results for the third quarter and nine months to 30 June 2003
SIGNATURE

Enclosures:

A News Release dated 5 August 2003 announcing the Nine Months Results for The BOC Group plc for the period ended 30 June 2003.

FOR IMMEDIATE RELEASE
WINDLESHAM 5 August 2003

Results for the third quarter and nine months to 30 June 2003

‘A solid performance in difficult market conditions’

•	For the third quarter, Group turnover increased by 7 per cent with operating profit increasing by 1 per cent.

•	Process Gas Solutions achieved turnover and operating profit growth as a result of acquisitions and new business, despite difficult conditions in some key markets.

•	Turnover of Industrial and Special Products was higher but operating profit was marginally lower, with improvements in most regions (overall 6 per cent excluding the US) offset by a weak result in the US.

•	BOC Edwards achieved an operating profit above that of the previous quarter but below the level of a year ago.

•	Afrox hospitals continued to grow strongly and results were translated into sterling at more favourable exchange rates.

•	Gist’s underlying operating profit grew by 4 per cent in the quarter and the business also benefited from a non-recurrent gain.

•	Group return on capital remained steady at 12.5 per cent. The return on capital excluding BOC Edwards increased to 14.3 per cent.

The above comments refer to business performance excluding exceptional items. Comparisons are made with the same periods a year ago on the basis of constant exchange rates.

Chief Executive, Tony Isaac said,

‘We continue to see growth in the Asian markets where we are particularly well placed to take advantage of the opportunities as they arise. BOC has also benefited throughout its gases business from cost savings and firm pricing, and from its strong position in health care in South Africa. However, weak manufacturing activity affected sales volumes in some of our key markets and there are no consistent signs of an upturn in semiconductor investment. In overall terms, this has resulted in a small increase in operating profit.’

Contact:	Christopher Marsay, Director, Investor Relations Tel. 07771 730530 before 12.30pm Or 01276 477222 (International +44 1276 477222) thereafter.

Summary of The BOC Group results for the 9 months to 30 June 2003

			Change	at constant
	2003	2002	as reported	exchange rates [2]

Excl. exceptional items [1]
9 months to 30 June
Turnover	£3,181.4m	£2,973.8m	+7%	+10%
Operating profit	£373.7m	£366.2m	+2%	+4%
Profit before tax	£306.5m	£315.2m	-3%	-2%
Earnings per share	38.5p	40.4p	-5%	-4%
3rd quarter to 30 June
Turnover	£1,096.9m	£1,044.2m	+5%	+7%
Operating profit	£136.4m	£135.8m	0%	+1%
Profit before tax	£115.2m	£119.0m	-3%	-4%
Earnings per share	14.5p	15.4p	-6%	-6%

Statutory results
9 months to 30 June
Turnover	£3,181.4m	£2,973.8m	+7%	+10%
Operating profit	£359.1m	£316.2m	+14%	+15%
Profit before tax	£291.9m	£265.2m	+10%	+10%
Earnings per share	36.7p	33.1p	+11%	+11%
3rd quarter to 30 June
Turnover	£1,096.9m	£1,044.2m	+5%	+7%
Operating profit	£128.2m	£108.8m	+18%	+17%
Profit before tax	£107.0m	£92.0m	+16%	+13%
Earnings per share	13.5p	11.5p	+17%	+17%

Notes

1	Results excluding exceptional items are used by management to measure performance. They are shown in order to reveal business trends more clearly than statutory results, which include such items.

2	In order to show underlying business trends, results are also compared at constant exchange rates to eliminate the effects of translating overseas results into sterling at varying rates.

3	Unless otherwise stated, all the commentaries that follow are made on the basis of results that exclude exceptional items and comparisons are at constant exchange rates. Segment results are shown on this basis below.

4	Full statutory results are on pages 8 to 17.

GROUP RESULTS

Good performances in the third quarter from Process Gas Solutions overall, Afrox hospitals, Gist and the majority of Industrial and Special Products businesses offset a decline in BOC Edwards and in the US gases businesses. Group operating profit in the third quarter was therefore marginally above the previous year. The lower net pension credit, arising principally through lower equity valuations, caused profit before tax and earnings per share to be less than a year ago.

BUSINESS SEGMENT RESULTS

Unless stated otherwise,

—	all comparisons that follow are on the basis of constant exchange rates;

—	operating profits exclude exceptional items;

—	comparisons are made with the same period a year ago;

—	the third quarter means the fiscal quarter to 30 June.

	9 months to 30 June 2003				Fiscal third quarter

Business segments £ million	Turnover		Operating profit		Turnover		Operating profit

Process Gas Solutions	909.3	+8%	137.6	+6%	306.3	+7%	48.8	+3%
Industrial and Special Products	1,281.5	+10%	179.9	-1%	447.8	+7%	63.6	-2%
BOC Edwards	513.6	+8%	13.2	-19%	171.8	-3%	4.6	-47%
Afrox hospitals	249.7	+16%	30.7	+31%	93.3	+12%	12.1	+17%
Gist	227.3	+16%	23.3	+18%	77.7	+19%	11.1	+40%
Corporate			(11.0)				(3.8)
Group total	3,181.4	+10%	373.7	+4%	1,096.9	+7%	136.4	+1%

PROCESS GAS SOLUTIONS (PGS)

Turnover and operating profit increased in the third quarter. The growth was attributable mainly to acquisitions and new business rather than increased sales to existing customers. Manufacturing activity remained subdued in the UK and US.

In north America, stagnation of the manufacturing economy led to some reduction of sales volumes at existing customers. Lost business with two customers also continued to affect volume comparisons in the third quarter as it did in the previous quarter. Price trends in the merchant market for liquefied gases remained positive for the quarter. Results in both Mexico and other Latin American markets were improved.

Turnover and operating profit for the third quarter increased in Europe with better results in the UK and Poland but a slight decrease in Ireland. Results in Poland were supported by the acquisition of the Praxair Polska business.

Increased turnover in the UK was principally due to new business. Some increase in consumption by steel manufacturers was more than offset by lower sales to the food sector following customer closures and relocations earlier in the year. Operating profit increased through cost savings as well as the incremental sales.

Weak demand in the merchant market led to a slightly lower operating profit in the south Pacific region during the third quarter.

Turnover and operating profit were significantly better in north Asia for the third quarter with increased sales of tonnage gases to petrochemical customers in Korea and robust volume growth in the steel and petrochemical sectors in China.

Profit growth in south east Asia reflected not only the additional contribution following the acquisition of the NIOI business in Malaysia but also increased demand by customers in Singapore and Indonesia. Increasing sales to steel industry customers led to an improved result in Japan.

INDUSTRIAL AND SPECIAL PRODUCTS (ISP)

Turnover was higher in the third quarter, largely reflecting the acquisitions of the Air Products packaged gas business in Canada and the Praxair Polska business in Poland. Excluding the US business, operating profit increased by 6 per cent in the quarter. However, this increase was offset by a weak performance in the US.

The costs of implementing a new business system in the US, which had depressed the operating profit during the fiscal second quarter, were much less in the third quarter. Sales and underlying operating profit in the third quarter in north America were below year ago levels, reflecting weak manufacturing activity.

Increased sales of hospitality products and services and special products in the UK more than offset continued weakness in basic industrial product volumes leading to an overall increase in turnover during the third quarter. Increased rental income and firm pricing for industrial and medical products also contributed to a better operating profit.

Turnover and operating profit increased in Poland as a result of the acquisition of the Praxair Polska business but slower economic development led to a lower operating profit in Ireland during the quarter.

In the south Pacific region, firm pricing across the industrial gases product range helped to generate better turnover and operating profit. Firm prices also supported a significant improvement in the profit from BOC’s liquefied petroleum gas joint venture in Australia during the quarter. Sales volumes in the south Pacific region were essentially unchanged in the third quarter.

Accelerating sales of the ResQpak emergency breathing kit to the mining industry drove strong growth of turnover in southern Africa. Operating profit was further improved by cost reductions and by improved margins for liquefied petroleum gas. The stronger rand adversely affected exports of welding equipment during the quarter.

BOC EDWARDS

Turnover in the third quarter was broadly similar to the previous quarter but lower than a year ago reflecting reduced sales volumes of semiconductor equipment and industrial vacuum systems. Sales of bulk gases and electronic materials were better and expanding production of flat panel displays generated demand for specific pumping systems. The same pattern was reflected in operating profits.

Sales of both electronic gases and equipment were better in Japan in the third quarter but equipment sales were lower than a year ago in most other markets.

Despite an improvement in bulk gas and electronic material sales, the pattern of equipment order intake has yet to provide any indication of an imminent upturn in semiconductor investment at this stage.

AFROX HOSPITALS

Volumes of existing business were essentially unchanged for the third quarter but turnover increased, helped partly by the acquisition of the Little Company of Mary hospital group in August 2002. The acquisition of the Amahosp group in January 2002 also contributed to the increase in turnover for the nine months. Operating profit increased more than turnover largely as a result of improved margins and the new business.

BOC’s subsidiary, African Oxygen Limited (“Afrox”), announced last month that it was in the process of considering its strategic options with regard to its shareholding in Afrox Healthcare Limited. This may or may not lead to a change in the shareholding of Afrox in Afrox Healthcare Limited.

GIST

The growth of turnover arose from better sales volumes in every segment of the business and from new business with Carlsberg-Tetley. The results for the quarter include a one-off benefit amounting to £4.1 million. This principally arises from the termination of the Marks & Spencer General Merchandise business. Gist continues to handle all of Marks & Spencer’s chilled and ambient food distribution in the UK. Excluding all significant non-recurrent items in both periods, the underlying increase in operating profit was 4 per cent for the third quarter.

IMPACT OF EXCHANGE RATES

The comparisons above are on a constant exchange rate basis. Exchange rate movements continued to affect the translation of most overseas results into sterling unfavourably during the third quarter. In aggregate, exchange rate movements affected the turnover comparison adversely by £15.7 million and the operating profit comparison by £0.9 million.

The overall impact includes a favourable movement for the South African rand and unfavourable movements for the US dollar and some Asian currencies. The main effects on segment results were to reduce PGS and increase Afrox hospitals in the third quarter compared with a year ago. The Australian dollar and the Japanese yen rates in the third quarter remained relatively stable.

CASH FLOW, BORROWINGS AND TAX

Operating cash flow before exceptional items for the third quarter was £165.8 million, bringing the year to date figure to £430.1 million.

During January 2003, BOC’s gases business in Japan was merged with part of Air Liquide Japan to form a joint venture company, Japan Air Gases, in which BOC has a 45 per cent economic interest. With effect from the start of the second fiscal quarter, BOC accounted for its economic share of Japan Air Gases on an equity basis. BOC no longer consolidates operating cash flow but will consolidate dividends received. For the year to date, this had a negative impact of some £27 million on the Group operating cash flow compared with a year ago.

The other main adverse factors in the comparison with the previous year were the resumption of cash contributions to the UK pension scheme (£27 million) and a payment in the third quarter to secure helium supplies in the US (£14 million). BOC Edwards was cash positive in the third quarter compared with a small outflow in the third quarter last year. Exchange rate movements reduced cash flow by some £14 million for the nine months.

As in the second quarter, financing costs and tax payments in the third quarter were lower than in the corresponding period last year.

Capital expenditure and financial investment, although higher than in the previous quarter, also remained well below previous year levels.

The only significant acquisition activity in the third quarter was the purchase of the Canadian packaged gas and related welding equipment business of Air Products.

Net borrowings at 30 June 2003 were £1,460.5 million, some £60 million lower than at the end of the previous quarter. Currency movements and the impact of portfolio changes accounted for some £44 million of the £135 million increase since the end of the previous financial year. The net interest charge on net debt was covered 5.0 times by operating profit before exceptional items for the year to date, compared with 4.6 times for the previous year. After exceptional items, the cover was 4.8 times, compared with 4.0 times for the previous year.

Gearing ratios at 30 June 2003 were 39.0 per cent for net debt / capital employed and 79.0 per cent for net debt / equity compared with 36.9 per cent and 73.6 per cent respectively at 30 September 2002. Return on capital employed at 30 June 2003 was 12.5 per cent, the same as at the end of the previous quarter but higher than the 12.0 per cent at 30 June 2002.

The effective rate of tax on profit before exceptional items was 30 per cent, compared with 31 per cent in the previous year. After exceptional items, the effective rate of tax was also 30 per cent, compared with 32 per cent last year.

OUTLOOK

Expansion continues in China and there are signs of increasing demand in other parts of Asia. In the US, manufacturing is not yet showing strong signs of sustained growth and this continues to curtail gases sales volumes. Semiconductor industry utilization measures now point to a need for more capacity but the visibility of investment plans remains unclear. BOC maintains its commitment to customer service, continued cost reduction, and pricing and capital discipline, which will support a solid profit and cash performance. BOC continues actively to manage its business portfolio and is well positioned to benefit from an upturn in market volumes.

Notes for editors

The BOC Group is one of the largest and most global of the world’s leading gases companies. Serving two million customers in more than 50 countries, BOC employs some 46,000 people and had annual sales of over £4 billion in 2002.

BOC is organized into three global lines of business — aligning our organization directly to our customers.

Process Gas Solutions (PGS) provides tailored solutions to the process needs of our largest customers, primarily in industries such as oil refining, chemicals and steel. The result is the dedicated supply of gases by pipeline, from on-site production units, or in liquid form by tanker. PGS works globally, wherever the world’s largest companies do business.

Industrial and Special Products (ISP) serves customers who need smaller volumes of gas, mostly delivered in cylinders. It offers a range of gases, products and services for cutting and welding metals, and for a host of customers in the medical, hospitality and scientific markets. ISP also has a significant liquefied petroleum gas business in certain countries.

BOC Edwards is synonymous with the semiconductor industry, supplying products and services to one of the world’s most challenging industries. The chemical, metallurgical and scientific instrument markets are increasingly important to BOC Edwards’ general vacuum business.

In addition BOC has two specialized operations:

Gist, a logistics company specializing in a range of supply chain solutions, which serves a number of major customers including Marks & Spencer.

Afrox hospitals, the largest supplier of private health care in southern Africa.

Print quality images of Tony Isaac, chief executive of The BOC Group and René Médori, finance director, may be downloaded directly from our photo library on the NewsCast website at: http://www.newscast.co.uk To access the library, simply register your details with that website.

More detailed presentation material will be made available on The BOC Group investor relations website www.boc.com/ir under Annual and Quarterly Reports.

GROUP RESULTS
9 MONTHS TO 30 JUNE 2003

	9 months to 30 June 2003			9 months to 30 June 2002			Year to 30 Sept. 2002

	Before		After	Before		After	Before		After
	exceptional	Exceptional	exceptional	exceptional	Exceptional	exceptional	exceptional	Exceptional	exceptional
	items	items	items	items	items	items	items	items	items

	£m	£m	£m	£m	£m	£m	£m	£m	£m
TURNOVER, including share of joint ventures and associates	3,181.4	—	3,181.4	2,973.8	—	2,973.8	4,017.9	—	4,017.9
Less: Share of joint ventures	380.0	—	380.0	238.5	—	238.5	324.1	—	324.1
Share of associates	39.4	—	39.4	26.1	—	26.1	36.1	—	36.1

Turnover	2,762.0	—	2,762.0	2,709.2	—	2,709.2	3,657.7	—	3,657.7

Operating profit of subsidiary undertakings	306.1	(8.8)	297.3	312.3	(32.0)	280.3	425.6	(74.0)	351.6
Share of operating profit of joint ventures	60.3	(5.8)	54.5	46.2	(0.2)	46.0	63.8	(0.5)	63.3
Share of operating profit of associates	7.3	—	7.3	7.7	—	7.7	10.7	—	10.7

Total operating profit including share of joint ventures and associates	373.7	(14.6)	359.1	366.2	(32.2)	334.0	500.1	(74.5)	425.6
Loss on termination /disposal of businesses	—	—	—	—	(17.8)	(17.8)	—	(20.2)	(20.2)

Profit before interest	373.7	(14.6)	359.1	366.2	(50.0)	316.2	500.1	(94.7)	405.4
Interest on net debt	(74.2)	—	(74.2)	(78.8)	—	(78.8)	(103.1)	—	(103.1)
Interest on pension scheme liabilities	(82.6)	—	(82.6)	(77.2)	—	(77.2)	(106.1)	—	(106.1)
Expected return on pension scheme assets	89.6	—	89.6	105.0	—	105.0	139.1	—	139.1

Other net financing income	7.0	—	7.0	27.8	—	27.8	33.0	—	33.0

PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	306.5	(14.6)	291.9	315.2	(50.0)	265.2	430.0	(94.7)	335.3
Tax (note 5)	(92.0)	5.5	(86.5)	(97.8)	13.8	(84.0)	(129.0)	22.8	(106.2)

Profit on ordinary activities after tax	214.5	(9.1)	205.4	217.4	(36.2)	181.2	301.0	(71.9)	229.1
Minority interests	(25.1)	0.4	(24.7)	(19.5)	0.2	(19.3)	(26.7)	0.5	(26.2)

PROFIT FOR THE PERIOD	189.4	(8.7)	180.7	197.9	(36.0)	161.9	274.3	(71.4)	202.9
Dividends	(192.2)	—	(192.2)	(186.6)	—	(186.6)	(186.6)	—	(186.6)

(Deficit)/surplus for the period	(2.8)	(8.7)	(11.5)	11.3	(36.0)	(24.7)	87.7	(71.4)	16.3

Earnings per share (note 6)
- basic	38.5p		36.7p	40.4p		33.1p	55.9p		41.4p
- diluted	38.5p		36.7p	40.2p		32.9p	55.7p		41.2p

GROUP RESULTS
3 MONTHS TO 30 JUNE 2003

	3 months to 30 June 2003			3 months to 30 June 2002

	Before		After	Before		After
	exceptional	Exceptional	exceptional	exceptional	Exceptional	exceptional
	items	items	items	items	items	items

	£million	£million	£million	£million	£million	£million
TURNOVER, including share of joint ventures and associates	1,096.9	—	1,096.9	1,044.2	—	1,044.2
Less: Share of joint ventures	156.6	—	156.6	88.9	—	88.9
Share of associates	11.9	—	11.9	8.4	—	8.4

Turnover	928.4	—	928.4	946.9	—	946.9

Operating profit of subsidiary undertakings	108.6	(2.7)	105.9	115.7	(9.1)	106.6
Share of operating profit of joint ventures	25.1	(5.5)	19.6	17.5	(0.1)	17.4
Share of operating profit of associates	2.7	—	2.7	2.6	—	2.6

Total operating profit including share of joint ventures and associates	136.4	(8.2)	128.2	135.8	(9.2)	126.6
Loss on termination/disposal of businesses	—	—	—	—	(17.8)	(17.8)

Profit before interest	136.4	(8.2)	128.2	135.8	(27.0)	108.8
Interest on net debt	(23.5)	—	(23.5)	(26.1)	—	(26.1)
Interest on pension scheme liabilities	(27.8)	—	(27.8)	(25.7)	—	(25.7)
Expected return on pension scheme assets	30.1	—	30.1	35.0	—	35.0

Other net financing income	2.3	—	2.3	9.3	—	9.3

PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	115.2	(8.2)	107.0	119.0	(27.0)	92.0
Tax (note 5)	(34.7)	3.7	(31.0)	(36.9)	7.5	(29.4)

Profit on ordinary activities after tax	80.5	(4.5)	76.0	82.1	(19.5)	62.6
Minority interests	(9.5)	—	(9.5)	(6.5)	—	(6.5)

PROFIT FOR THE PERIOD	71.0	(4.5)	66.5	75.6	(19.5)	56.1

Earnings per share (note 6)
- basic	14.5p		13.5p	15.4p		11.5p
- diluted	14.5p		13.5p	15.3p		11.4p

GROUP BALANCE SHEET
AT 30 JUNE 2003

	At 30 June 2003	At 30 June 2002	At 30 Sept. 2002

	£million	£million	£million
Fixed assets
- Intangible assets	194.7	136.5	150.7
- Tangible assets	2,933.2	3,192.3	3,027.4
- Joint ventures, associates and other investments	653.7	474.5	468.6

	3,781.6	3,803.3	3,646.7

Current assets	1,204.6	1,376.7	1,246.4
Creditors: amounts falling due within one year	(1,220.2)	(1,291.8)	(1,247.9)

Net current (liabilities)/assets	(15.6)	84.9	(1.5)

Total assets less current liabilities	3,766.0	3,888.2	3,645.2
Creditors: amounts falling due after more than one year	(1,284.6)	(1,312.3)	(1,179.0)
Provisions for liabilities and charges	(380.1)	(428.9)	(407.5)

Total net assets excluding pension assets and liabilities	2,101.3	2,147.0	2,058.7
Pension assets	54.8	109.0	54.3
Pension liabilities	(306.5)	(70.2)	(311.0)

Total net assets including pension assets and liabilities	1,849.6	2,185.8	1,802.0

Shareholders’ capital and reserves	1,692.3	2,049.9	1,684.1
Minority shareholders’ interests	157.3	135.9	117.9

Total capital and reserves	1,849.6	2,185.8	1,802.0

GROUP CASH FLOW STATEMENT
9 MONTHS TO 30 JUNE 2003

	9 months to	9 months to	Year to
	30 June 2003	30 June 2002	30 Sept. 2002

	£million	£million	£million
TOTAL OPERATING PROFIT before exceptional items	373.7	366.2	500.1
Depreciation and amortisation	246.8	246.7	330.9
FRS17 retirement benefits charge	36.1	37.7	49.9
Operating profit before exceptional items of joint ventures	(60.3)	(46.2)	(63.8)
Operating profit before exceptional items of associates	(7.3)	(7.7)	(10.7)
Changes in working capital and other items	(158.9)	(57.5)	20.2
Exceptional cash flows	(21.6)	(37.4)	(67.3)

NET CASH INFLOW FROM OPERATING ACTIVITIES	408.5	501.8	759.3

DIVIDENDS FROM JOINT VENTURES AND ASSOCIATES	12.1	24.1	33.9

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	(78.6)	(88.9)	(90.7)

TAX PAID	(52.7)	(75.6)	(96.2)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT	(190.7)	(235.4)	(324.5)

ACQUISITIONS AND DISPOSALS	(116.0)	(201.1)	(215.5)

EQUITY DIVIDENDS PAID	(76.4)	(75.8)	(186.6)

NET CASH OUTFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING	(93.8)	(150.9)	(120.3)

GROUP CASH FLOW STATEMENT
3 MONTHS TO 30 JUNE 2003

	3 months to	3 months to
	30 June 2003	30 June 2002

	£million	£million
TOTAL OPERATING PROFIT before exceptional items	136.4	135.8
Depreciation and amortisation	81.9	83.8
FRS17 retirement benefits charge	9.2	11.8
Operating profit before exceptional items of joint ventures	(25.1)	(17.5)
Operating profit before exceptional items of associates	(2.7)	(2.6)
Changes in working capital and other items	(33.9)	(2.6)
Exceptional cash flows	(7.5)	(15.8)

NET CASH INFLOW FROM OPERATING ACTIVITIES	158.3	192.9

DIVIDENDS FROM JOINT VENTURES AND ASSOCIATES	7.9	18.9

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	(25.4)	(31.8)

TAX PAID	(14.8)	(27.1)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT	(66.2)	(80.6)

ACQUISITIONS AND DISPOSALS	(21.5)	(72.9)

NET CASH INFLOW/(OUTFLOW) BEFORE USE OF LIQUID RESOURCES AND FINANCING	38.3	(0.6)

TOTAL RECOGNISED GAINS AND LOSSES
9 MONTHS TO 30 JUNE 2003

	9 months to	9 months to	Year to
	30 June 2003	30 June 2002	30 Sept. 2002

	£million	£million	£million
Profit for the period	180.7	161.9	202.9
Actuarial loss recognised on the pension schemes	—	—	(431.2)
Movement on deferred tax relating to actuarial loss on pensions	—	—	134.0
Unrealised loss on write-down of revaluation reserve	—	—	(11.5)
Unrealised profit on disposal of a subsidiary	8.2	—	—
Exchange translation effect on:
- results for the period	4.2	(0.2)	(8.1)
- foreign currency net investments	8.9	(36.5)	(128.2)

Total recognised gains and losses for the period	202.0	125.2	(242.1)

There were no material differences between reported profits and losses and historical cost profits and losses on ordinary activities before tax for any of the above periods.

MOVEMENT IN SHAREHOLDERS’ FUNDS
9 MONTHS TO 30 JUNE 2003

	9 months to	9 months to	Year to
	30 June 2003	30 June 2002	30 Sept. 2002

	£million	£million	£million
Profit for the period	180.7	161.9	202.9
Dividends	(192.2)	(186.6)	(186.6)

	(11.5)	(24.7)	16.3
Other recognised gains and losses	21.3	(36.7)	(445.0)
Reversal of goodwill credit in total recognised gains and losses on disposal of a subsidiary	(4.2)	—	—
Shares issued	2.6	23.6	24.6
Credit in relation to share options	—	1.5	2.0

Net increase/(decrease) in shareholders’ funds for the period	8.2	(36.3)	(402.1)
Shareholders’ funds — at period start	1,684.1	2,086.2	2,086.2

Shareholders’ funds — at period end	1,692.3	2,049.9	1,684.1

NOTES TO THE ACCOUNTS

1	Basis of preparation

The results for the 9 months to 30 June 2003 have been prepared on an accounting basis consistent with that applied in the financial year to 30 September 2002.

Financial information for the year to 30 September 2002 has been based on the full Group accounts for that period. The 2002 accounts received an unqualified audit report and have been delivered to the Registrar of Companies. The results for the 9 months to 30 June 2003 are unaudited.

2	Exchange rates

The majority of the Group’s operations are located outside the UK and operate in currencies other than sterling. Profit and loss and other period statements of the Group’s overseas operations are translated at average rates of exchange for the period. Assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the period end.

The rates of exchange to sterling for the currencies which principally affected the Group’s results were as follows:

	9 months to	9 months to	Year to
	30 June 2003	30 June 2002	30 Sept. 2002

Average rates:
- US dollar	1.60	1.44	1.47
- Australian dollar	2.68	2.74	2.77
- Japanese yen	191.65	184.19	184.34
- South African rand	13.69	15.47	15.64
Period end rates:
- US dollar	1.65	1.52	1.57
- Australian dollar	2.46	2.72	2.89
- Japanese yen	198.14	182.70	191.45
- South African rand	12.39	15.72	16.58

3	Segmental information

a)	Turnover and operating profit before exceptional items, by business and by region, were as follows:

	9 months to 30 June 2003		9 months to 30 June 2002		Year to 30 Sept. 2002

	Turnover	Operating profit	Turnover	Operating profit	Turnover	Operating profit

	£million	£million	£million	£million	£million	£million
Business analysis:
Process Gas Solutions	909.3	137.6	894.1	137.2	1,200.6	185.2
Industrial and Special Products	1,281.5	179.9	1,189.6	184.2	1,605.3	248.0
BOC Edwards	513.6	13.2	502.4	17.1	688.2	26.1
Afrox hospitals	249.7	30.7	190.9	20.8	259.0	29.7
Gist	227.3	23.3	196.8	19.8	264.8	25.5
Corporate	—	(11.0)	—	(12.9)	—	(14.4)

Continuing operations	3,181.4	373.7	2,973.8	366.2	4,017.9	500.1

Regional analysis:
Europe	867.5	109.5	793.3	113.7	1,069.6	155.2
Americas	908.7	71.0	972.7	91.1	1,291.8	121.3
Africa	417.4	60.8	328.4	42.4	441.0	56.7
Asia/Pacific	987.8	132.4	879.4	119.0	1,215.5	166.9

Continuing operations	3,181.4	373.7	2,973.8	366.2	4,017.9	500.1

b)	Turnover and operating profit before exceptional items, by business and by region, for the 3 months to 30 June 2003 were as follows:

	3 months to 30 June 2003		3 months to 30 June 2002

	Turnover	Operating profit	Turnover	Operating profit

	£million	£million	£million	£million
Business analysis:
Process Gas Solutions	306.3	48.8	302.8	50.2
Industrial and Special Products	447.8	63.6	421.3	64.3
BOC Edwards	171.8	4.6	185.4	9.1
Afrox hospitals	93.3	12.1	69.2	8.8
Gist	77.7	11.1	65.5	7.9
Corporate	—	(3.8)	—	(4.5)

Continuing operations	1,096.9	136.4	1,044.2	135.8

Regional analysis:
Europe	295.6	36.2	275.5	40.4
Americas	303.1	29.5	333.0	35.8
Africa	154.5	22.6	118.5	15.1
Asia/Pacific	343.7	48.1	317.2	44.5

Continuing operations	1,096.9	136.4	1,044.2	135.8

4	Exceptional items

	9 months to	9 months to	Year to
	30 June 2003	30 June 2002	30 Sept. 2002

	£million	£million	£million
Restructuring costs	(14.6)	(27.3)	(47.2)
Write-down and impairment of assets	—	—	(21.2)
Costs of proposed takeover	—	(4.9)	(6.1)

Total operating exceptional items	(14.6)	(32.2)	(74.5)

Closure of businesses — continuing operations	—	(20.8)	(21.3)
Profit on disposal of businesses — continuing operations	—	3.0	1.1

Total non-operating exceptional items	—	(17.8)	(20.2)

5	Tax

	9 months to	9 months to	Year to
	30 June 2003	30 June 2002	30 Sept. 2002

	£million	£million	£million
Subsidiary undertakings	(75.5)	(78.7)	(100.3)
Share of joint ventures	(9.4)	(3.8)	(3.6)
Share of associates	(1.6)	(1.5)	(2.3)

Tax on profit on ordinary activities	(86.5)	(84.0)	(106.2)

Overseas tax included in the tax on profit on ordinary activities above was:	(65.9)	(53.3)	(73.9)

The tax charge includes the following credit in respect of exceptional items:
Operating exceptional items	5.5	7.7	15.3
Non-operating exceptional items	—	6.1	7.5

Tax on exceptional items	5.5	13.8	22.8

6	Earnings per share

	9 months to	9 months to	Year to
	30 June 2003	30 June 2002	30 Sept. 2002

	£million	£million	£million
Amounts used in computing the earnings per share:
Earnings attributable to ordinary shareholders for the period	180.7	161.9	202.9
Adjustment for exceptional items	8.7	36.0	71.4

Adjusted earnings before exceptional items	189.4	197.9	274.3

	9 months to	9 months to	Year to
	30 June 2003	30 June 2002	30 Sept. 2002

	million	million	million
Average number of 25p ordinary shares:
Average issued share capital	497.4	495.6	496.0
Less: average own shares held in trust	(5.0)	(5.8)	(5.6)

Basic	492.4	489.8	490.4
Add: dilutive share options	0.2	2.0	1.8

Diluted	492.6	491.8	492.2

7	Reconciliation of net cash flow to movement in net debt

	9 months to	9 months to	Year to
	30 June 2003	30 June 2002	30 Sept. 2002

	£million	£million	£million
Net borrowings and finance leases — at period start	(1,325.6)	(1,272.1)	(1,272.1)
Net cash outflow	(93.8)	(150.9)	(120.3)
Issue of shares	2.6	23.6	25.0
Net borrowings assumed at acquisition	(0.5)	(0.5)	(0.5)
Net cash eliminated on disposal	(30.8)	—	—
Inception of finance leases	—	(0.4)	(0.4)
Exchange adjustment	(12.4)	5.3	42.7

Net borrowings and finance leases — at period end	(1,460.5)	(1,395.0)	(1,325.6)

8	Contingent liabilities

a)	In February 2003, the company was notified that a jury verdict in the US District Court for the Western District of Texas was obtained for US$132 million against Fluorogas Limited, The BOC Group Inc and The BOC Group plc. The verdict arises primarily out of an alleged breach of a memorandum of understanding by Fluorogas Limited before it was acquired by The BOC Group plc in September 2001. In March 2003, the court also awarded interest and costs against the defendants, making them jointly and severally liable for a total of US$174 million.

BOC believes that the jury’s verdict reflects a misunderstanding of the law and does not reflect the facts of any loss that may have been suffered by the plaintiffs. BOC is challenging the verdict through the appropriate appeals process in the US. In addition, Fluorogas Limited was placed in administration under the Insolvency Act of 1986 pursuant to an order of the English Courts. In a related proceeding in a US Bankruptcy Court, the administrators have obtained injunctive relief preventing the judgement creditor from commencing or continuing any action or proceeding enforcing any judgement against Fluorogas Limited in the US.

b)	An action has been filed in the US District Court for the Southern District of Illinois against The BOC Group Cash Balance Retirement Plan (the Plan). The plaintiffs brought this action on behalf of themselves and all others similarly affected, alleging that the Plan improperly calculated lump sum distributions from the Plan in violation of the Employee Retirement Income Security Act.

The Plan is contesting the action. At this stage in the litigation, it is not possible to reliably estimate the amount of loss, if any, that might result from this action. If the action is successful, any award would be paid out of Plan assets. Under UK accounting principles, any such payment would be recognised as a charge in the profit and loss account of the Group.

c)	At 30 September 2002, BOC had guaranteed a portion of the borrowings of its joint venture company in Mexico. The amount of the guarantee was £116.7 million and it was shown as a contingent liability in the Group’s Report and Accounts at that date. In March 2003, as a result of certain conditions being met by the joint venture company, BOC’s guarantee has been released and no contingent liability remains at 30 June 2003.

d)	No other events have occurred that materially change the level of other contingent liabilities since 30 September 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2003	By:	/s/ Name: David Kinnair Title: Assistant Company Secretary